SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

BlackRock Municipal Target Term Trust
(BMN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247M105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)




Item 1.  Security and Issuer

Common Stock
BlackRock Municipal Target Term Trust
BlackRock Financial Management L.P.
100 Bellevue Parkway
Wilmington, Delaware 19809


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, JoAnn Van Degriff, Vice President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trust, and others, specializing in conservative asset management (i.e. fixed income investments).

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 4,013,540 shares of BMN on behalf of accounts that are managed by KIM (?the Accounts?) under limited powers of attorney, which represents 8.84% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BMN fit the investment guidelines for various Accounts. Shares have been acquired since June 27, 1999.


Item 5.  Interest in Securities of the Issuer

As of the date of this Report, KIM owns 4,013,540 shares, which represents 8.84% of the outstanding shares. George W. Karpus presently owns 127,400 shares purchased January 3, 2006 at $9.92 (25,000 shares), January 4, 2006 at $9.91 (4,800 shares), January 4, 2006 at $9.89 (200 shares), January 5,
2006 at $9.95 (5,000 shares), January 6, 2006 at $9.96 (12,900 shares),
January 9, 2006 at $9.97 (2,500 shares), January 10, 2006 at $9.98 (3,000 shares), January 12, 2006 at $9.98 (9,000 shares), January 13, 2006 at $9.96
(13,000 shares), January 17, 2006 at $10.03 (5,250 shares), January 17, 2006 at
$9.97 (7,250 shares), January 23, 2006 at $9.94 (10,000 shares), January
31, 2006 at $9.96 (3,500 shares), February 1, 2006 at $9.97 (6400 shares),
February 3, 2006 at $9.96 (5200 shares), February 22, 2006 at $9.99
(3400 shares), March 9, 2006 at $9.98 (5,000 shares), March 21, 2006 at $9.98 (6,000 shares). Jo Ann Van Degriff presently owns 13,170 shares purchased December 16, 2004 at $10.33 per share (180 shares), December 17 at $10.31 (220 shares), December 20 at $10.34 (300 shares), December 21, 22, 23, and 28 at $10.35 (400 shares), June 28,
 2005 at $10.16 (1000 shares), June 29 at $10.17 (150 shares), August
9 at $10.08 (350 shares), August 12, 15, 16,and 17 at $10.06 (950 shares)
, August 18 at $10.07 (200 shares), August 19, 23, and 24 at $10.05
 (400 shares), August 22 at $10.06 (100 shares), August 30 at $10.04
 (50 shares), August 31 at $10.07 (100 shares), September 7 and 9 at
$10.07 (150 shares), September 8, 13, and 15 at $10.06 (350 shares),
 September 16, 19, 20, and 21 at $10.04 (550 shares), September 22,
 23, and 26 at $10.03 (530 shares), October 11 and 25 at $10.03 (340 shares), October 12, 17, and 20 at $10.00 (800 shares), October 14 and 18 at $9.99 (200 shares), November 16 at $9.98 (700 shares), and
November 17 and 18 at $9.95 (150 shares), January 4, 2006 at $9.91
(4,750 shares) and January 4,2006 at $9.89 (250 shares).  Karpus
Management, Inc. presently owns10,950 shares purchased on December
14, 15, and 16,  2004 at $10.33 (460 shares), December 17 at $10.31
 (140 shares), December 20 and 21 at $10.34 (300 shares), December
22, 23, and 28 at $10.35 (300 shares), July 18, 19, and 20 at $10.13 (1100 shares), July 21 at $10.12 (300 shares), July 22, 28, and 29 at $10.11
 (300 shares), August 1 and 4 at $10.10 (200 shares), August 2 and 3 at
$10.11 (600 shares), August 10 at $10.09 (200 shares), August 16 at
$10.06 (200 shares), August 18 and 31 at $10.07 (200 shares), August
23 and 24 at $10.05 (300 shares), August 30 at $10.04 (50 shares),
September 7 and 9 at $10.07 (100 shares), September 8, 13, 15 at
$10.06 (350 shares), September 16, 19, 20, 21, and 29 at $10.04 (650 shares), September 22, 23, 26, and 28 at $10.03 (650 shares), September
27 at $10.02 (300 shares), October 4 at $10.05 (500 shares), October 5 at $10.04 (200 shares), October 6 at $10.02 (200 shares), October 31 at $10.00 (100 shares), November 4 at $9.99 (200 shares), November 8 at $10.01 (100 shares), and November 15 at $9.97 (500 shares),
December 9, 2005 at $ 9.90 (2050 shares), December 13, 2005 at 9.89
 (400 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 5.71%.
 Urbana Partners, L.P. currently owns 134,900 shares. None of the other Principals of KIM presently owns shares of BMN.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
2/1/2006
15400
9.97

3/7/2006
28670
9.99
2/2/2006
12300
9.97

3/8/2006
38100
9.99
2/3/2006
11200
9.96

3/9/2006
29800
9.98
2/8/2006
5000
10.00

3/10/2006
11500
9.99
2/13/2006
6000
9.99

3/13/2006
6000
9.98
2/14/2006
-1900
10.00

3/14/2006
-13380
9.98
2/15/2006
8500
9.99

3/16/2006
6200
9.97
2/22/2006
28625
9.99

3/17/2006
5200
9.99
2/23/2006
1000
9.97

3/20/2006
5300
9.99
2/24/2006
13700
9.98

3/21/2006
11100
9.98
2/27/2006
5600
9.98

3/22/2006
10000
9.98




3/23/2006
3500
9.99




3/24/2006
30000
9.99




3/28/2006
700
9.99




3/29/2006
5800
9.99




3/31/2006
13000
9.99

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the BMN securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Karpus Management, Inc.




By:
Name:  	Dana R. Consler
Title:  		Senior Vice President
Dated:  	April 7, 2006